UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 17, 2011

BHP BILLITON LIMITED (ABN 49 004 028 077)	BHP BILLITON PLC (REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports  under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Billiton Limited	BHP Billiton Plc
180 Lonsdale Street	Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1BH UK
GPO BOX 86	Tel +44 20 7802 4000
Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
Tel +61 1300 55 47 57 Fax +61 3 9609 4372	bhpbilliton.com
bhpbilliton.com

Company Secretariat

17 November 2011

To:	Australian Securities Exchange	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

For announcement to the market

Please find attached the results of the business conducted at the meetings of shareholders of BHP Billiton Limited (“Limited”) held in Melbourne, Australia on 17 November 2011 and BHP Billiton Plc (“Plc”) held in London, United Kingdom on 20 October 2011.

As required by the Dual Listed Companies Structure, a poll was conducted on each of the proposed resolutions. Each resolution is a Joint Electorate Action. The poll results for BHP Billiton Limited and BHP Billiton Plc are attached.

The final proxy position for each company (excluding the proxy votes carried from one meeting to the other meeting by the Special Voting Shares) is detailed in Appendix 1. The additional information required in respect of BHP Billiton Plc by the United Kingdom Companies Act 2006 (as amended by The Companies (Shareholders’ Rights) Regulations 2009) is provided in Appendix 2.

A copy of the resolutions passed at the closure of the poll today has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

/s/ Jane McAloon
Jane McAloon
Group Company Secretary

The poll results for BHP Billiton Limited and BHP Billiton Plc as follows:

	Business	Votes For	Votes	Votes	Result
			Against	Abstained

1	To receive the 2011 Financial Statements and Reports for BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)	2,827,400,933	18,581,173	7,491,164	CARRIED

2	To elect Lindsay Maxsted as a Director of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)	2,831,345,087	17,030,542	4,832,498	CARRIED

3	To elect Shriti Vadera as a Director of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)	2,842,228,116	6,359,533	4,863,559	CARRIED

4	To re-elect Malcolm Broomhead as a Director of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)	2,844,382,353	4,665,471	4,422,464	CARRIED

5	To re-elect John Buchanan as a Director of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)	2,832,855,215	16,168,618	4,444,199	CARRIED

6	To re-elect Carlos Cordeiro as a Director of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)	2,838,172,012	10,614,465	4,689,362	CARRIED

7	To re-elect David Crawford as a Director of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)	2,816,294,117	32,553,255	4,639,262	CARRIED

8	To re-elect Carolyn Hewson as a Director of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)	2,842,246,021	5,960,584	5,277,638	CARRIED

9	To re-elect Marius Kloppers as a Director of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)	2,844,325,067	5,094,167	4,067,276	CARRIED

10	To re-elect Wayne Murdy as a Director of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)	2,832,412,022	4,990,272	16,085,651	CARRIED

11	To re-elect Keith Rumble as a Director of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)	2,841,749,913	3,503,488	4,470,044	CARRIED

12	To re-elect John Schubert as a Director of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)	2,834,316,843	14,885,237	4,263,355	CARRIED

13	To re-elect Jacques Nasser as a Director of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)	2,841,644,650	7,665,228	4,154,431	CARRIED

14	To reappoint KPMG Audit Plc as the auditor of BHP Billiton Plc (an ordinary resolution)	2,839,197,056	6,339,715	7,489,522	CARRIED

15	To renew the general authority to issue shares in BHP Billiton Plc (an ordinary resolution)	2,737,438,881	110,443,374	5,129,433	CARRIED

16	To approve the authority to issue shares in BHP Billiton Plc for cash (a special resolution)	2,753,525,505	93,539,499	5,954,867	CARRIED

17	To approve the repurchase of shares in BHP Billiton Plc (a special resolution)	2,829,865,630	16,205,148	6,962,228	CARRIED

18	To approve the 2011 Remuneration Report (a non-binding ordinary resolution)	2,707,379,433	107,603,134	18,026,587	CARRIED

19	To approve termination benefits for Group Management Committee members (an ordinary resolution)	2,770,635,336	54,225,169	8,881,101	CARRIED

20	To approve the grant of awards to Marius Kloppers under the GIS and the LTIP (an ordinary resolution)	2,748,104,432	77,286,783	8,622,051	CARRIED

APPENDIX 1

BHP Billiton Limited & BHP Billiton Plc - Final Proxy Position

		Limited	Plc
1	To receive the 2011 Financial Statements and Reports for BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)

Þ	Total number of proxy votes exercisable by all proxies validly appointed	1,475,976,894	1,359,696,020

Þ	Total number of proxy votes in respect of which the appointments specified that the proxy -

¿	was to vote for the resolution	1,425,696,295	1,343,788,474
¿	was to vote against the resolution	2,818,348	15,754,274
¿	was to abstain on the resolution	6,682,192	801,768
¿	may vote at the proxy’s discretion	47,462,251	153,272

2	To elect Lindsay Maxsted as a Director of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)

Þ	Total number of proxy votes exercisable by all proxies validly appointed	1,478,481,545	1,359,859,413

Þ	Total number of proxy votes in respect of which the appointments specified that the proxy -

¿	was to vote for the resolution	1,414,653,667	1,358,835,944
¿	was to vote against the resolution	16,153,332	870,909
¿	was to abstain on the resolution	4,184,900	638,435
¿	may vote at the proxy’s discretion	47,674,546	152,560

3	To elect Shriti Vadera as a Director of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)

Þ	Total number of proxy votes exercisable by all proxies validly appointed	1,478,439,000	1,359,855,747

Þ	Total number of proxy votes in respect of which the appointments specified that the proxy -

¿	was to vote for the resolution	1,424,851,031	1,359,348,854
¿	was to vote against the resolution	5,971,740	356,280
¿	was to abstain on the resolution	4,208,061	640,418
¿	may vote at the proxy’s discretion	47,616,229	150,613

4	To re-elect Malcolm Broomhead as a Director of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)

Þ	Total number of proxy votes exercisable by all proxies validly appointed	1,478,871,081	1,359,862,046

Þ	Total number of proxy votes in respect of which the appointments specified that the proxy -

¿	was to vote for the resolution	1,427,276,111	1,358,847,575
¿	was to vote against the resolution	3,787,194	862,437
¿	was to abstain on the resolution	3,782,685	635,802
¿	may vote at the proxy’s discretion	47,807,776	152,034

5	To re-elect John Buchanan as a Director of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)

Þ	Total number of proxy votes exercisable by all proxies validly appointed	1,478,847,782	1,359,858,133

Þ	Total number of proxy votes in respect of which the appointments specified that the proxy -

¿	was to vote for the resolution	1,416,499,357	1,358,275,684
¿	was to vote against the resolution	14,724,053	1,427,915
¿	was to abstain on the resolution	3,803,507	639,715
¿	may vote at the proxy’s discretion	47,624,372	154,534

6	To re-elect Carlos Cordeiro as a Director of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)

Þ	Total number of proxy votes exercisable by all proxies validly appointed	1,478,617,375	1,359,856,043

Þ	Total number of proxy votes in respect of which the appointments specified that the proxy -

¿	was to vote for the resolution	1,426,087,878	1,353,946,839
¿	was to vote against the resolution	4,847,580	5,756,994
¿	was to abstain on the resolution	4,041,721	641,805
¿	may vote at the proxy’s discretion	47,681,917	152,210

7	To re-elect David Crawford as a Director of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)

Þ	Total number of proxy votes exercisable by all proxies validly appointed	1,478,682,254	1,359,854,774

Þ	Total number of proxy votes in respect of which the appointments specified that the proxy -

¿	was to vote for the resolution	1,424,041,625	1,347,137,527
¿	was to vote against the resolution	7,013,958	12,565,213
¿	was to abstain on the resolution	3,987,637	643,074
¿	may vote at the proxy’s discretion	47,626,671	152,034

8	To re-elect Carolyn Hewson as a Director of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)

Þ	Total number of proxy votes exercisable by all proxies validly appointed	1,478,024,062	1,359,869,294

Þ	Total number of proxy votes in respect of which the appointments specified that the proxy -

¿	was to vote for the resolution	1,425,103,977	1,359,246,968
¿	was to vote against the resolution	5,428,438	469,292
¿	was to abstain on the resolution	4,644,898	627,704
¿	may vote at the proxy’s discretion	47,491,647	153,034

9	To re-elect Marius Kloppers as a Director of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)

Þ	Total number of proxy votes exercisable by all proxies validly appointed	1,479,234,988	1,359,870,323

Þ	Total number of proxy votes in respect of which the appointments specified that the proxy -

¿	was to vote for the resolution	1,427,062,908	1,359,418,930
¿	was to vote against the resolution	4,788,976	299,809
¿	was to abstain on the resolution	3,434,779	627,525
¿	may vote at the proxy’s discretion	47,383,104	151,584

10	To re-elect Wayne Murdy as a Director of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)

Þ	Total number of proxy votes exercisable by all proxies validly appointed	1,478,753,438	1,348,332,930

Þ	Total number of proxy votes in respect of which the appointments specified that the proxy -

¿	was to vote for the resolution	1,427,480,957	1,346,746,074
¿	was to vote against the resolution	3,539,936	1,434,822
¿	was to abstain on the resolution	3,917,765	12,164,917
¿	may vote at the proxy’s discretion	47,732,545	152,034

11	To re-elect Keith Rumble as a Director of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)

Þ	Total number of proxy votes exercisable by all proxies validly appointed	1,478,851,825	1,356,098,835

Þ	Total number of proxy votes in respect of which the appointments specified that the proxy -

¿	was to vote for the resolution	1,427,946,223	1,355,651,994
¿	was to vote against the resolution	3,195,710	294,807
¿	was to abstain on the resolution	3,820,542	644,525
¿	may vote at the proxy’s discretion	47,709,892	152,034

12	To re-elect John Schubert as a Director of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)

Þ	Total number of proxy votes exercisable by all proxies validly appointed	1,479,057,836	1,359,853,001

Þ	Total number of proxy votes in respect of which the appointments specified that the proxy -

¿	was to vote for the resolution	1,426,568,907	1,349,549,016
¿	was to vote against the resolution	4,728,761	10,152,451
¿	was to abstain on the resolution	3,614,531	644,847
¿	may vote at the proxy’s discretion	47,760,168	151,534

13	To re-elect Jacques Nasser as a Director of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)

Þ	Total number of proxy votes exercisable by all proxies validly appointed	1,479,133,169	1,359,856,494

Þ	Total number of proxy votes in respect of which the appointments specified that the proxy -

¿	was to vote for the resolution	1,426,879,265	1,356,812,626
¿	was to vote against the resolution	4,764,226	2,895,729
¿	was to abstain on the resolution	3,515,497	640,254
¿	may vote at the proxy’s discretion	47,489,678	148,139

14	To reappoint KPMG Audit Plc as the auditor of BHP Billiton Plc (an ordinary resolution)

Þ	Total number of proxy votes exercisable by all proxies validly appointed	1,479,128,140	1,356,539,990

Þ	Total number of proxy votes in respect of which the appointments specified that the proxy -

¿	was to vote for the resolution	1,427,260,014	1,354,260,936
¿	was to vote against the resolution	4,209,640	2,127,745
¿	was to abstain on the resolution	3,520,112	3,957,439
¿	may vote at the proxy’s discretion	47,658,486	151,309

15	To renew the general authority to issue shares in BHP Billiton Plc (an ordinary resolution)

Þ	Total number of proxy votes exercisable by all proxies validly appointed	1,478,386,054	1,359,897,852

Þ	Total number of proxy votes in respect of which the appointments specified that the proxy -

¿	was to vote for the resolution	1,411,917,635	1,268,070,486
¿	was to vote against the resolution	18,738,733	91,681,082
¿	was to abstain on the resolution	4,251,906	599,996
¿	may vote at the proxy’s discretion	47,729,686	146,284

16	To approve the authority to issue shares in BHP Billiton Plc for cash (a special resolution)

Þ	Total number of proxy votes exercisable by all proxies validly appointed	1,478,137,703	1,359,335,575

Þ	Total number of proxy votes in respect of which the appointments specified that the proxy -

¿	was to vote for the resolution	1,416,042,628	1,280,119,203
¿	was to vote against the resolution	14,442,071	79,071,253
¿	was to abstain on the resolution	4,506,986	1,162,273
¿	may vote at the proxy’s discretion	47,653,004	145,119

17	To approve the repurchase of shares in BHP Billiton Plc (a special resolution)

Þ	Total number of proxy votes exercisable by all proxies validly appointed	1,476,566,623	1,359,925,527

Þ	Total number of proxy votes in respect of which the appointments specified that the proxy -

¿	was to vote for the resolution	1,418,413,361	1,354,045,646
¿	was to vote against the resolution	10,443,790	5,735,301
¿	was to abstain on the resolution	6,089,285	572,181
¿	may vote at the proxy’s discretion	47,709,472	144,580

18	To approve the 2011 Remuneration Report (a non-binding ordinary resolution)

Þ	Total number of proxy votes exercisable by all proxies validly appointed	1,454,065,767	1,352,340,024

Þ	Total number of proxy votes in respect of which the appointments specified that the proxy -

¿	was to vote for the resolution	1,391,541,410	1,307,431,542
¿	was to vote against the resolution	49,997,283	44,833,275
¿	was to abstain on the resolution	9,613,468	8,056,415
¿	may vote at the proxy’s discretion	12,527,074	75,207

19	To approve termination benefits for Group Management Committee members (an ordinary resolution)

Þ	Total number of proxy votes exercisable by all proxies validly appointed	1,456,935,516	1,359,332,779

Þ	Total number of proxy votes in respect of which the appointments specified that the proxy -

¿	was to vote for the resolution	1,407,195,254	1,354,779,676
¿	was to vote against the resolution	37,120,525	4,475,896
¿	was to abstain on the resolution	7,444,414	1,073,315
¿	may vote at the proxy’s discretion	12,619,737	77,207

20	To approve the grant of awards to Marius Kloppers under the GIS and the LTIP (an ordinary resolution)

Þ	Total number of proxy votes exercisable by all proxies validly appointed	1,457,293,462	1,359,286,731

Þ	Total number of proxy votes in respect of which the appointments specified that the proxy -

¿	was to vote for the resolution	1,392,569,094	1,346,781,532
¿	was to vote against the resolution	52,182,169	12,429,992
¿	was to abstain on the resolution	7,217,713	1,075,867
¿	may vote at the proxy’s discretion	12,542,199	75,207

APPENDIX 2

Additional Information

For the purposes of section 341 of the United Kingdom Companies Act 2006 (as amended by The Companies (Shareholders’ Rights) Regulations 2009) and in respect of BHP Billiton Plc, the votes validly cast* as a percentage of the company’s total issued share capital (as at 6pm on 20 October 2011) are:

	Item of Business	Votes cast
		%*
1	Receipt of the Financial Statements and Reports for BHP Billiton Plc and BHP Billiton Limited for the year ended 30 June 2011	63.66

2	Election of Lindsay Maxsted as a Director of each of BHP Billiton Plc and BHP Billiton Limited	63.67

3	Election of Shriti Vadera as a Director of each of BHP Billiton Plc and BHP Billiton Limited	63.67

4	Re-election of Malcolm Broomhead as a Director of each of BHP Billiton Plc and BHP Billiton Limited	63.67

5	Re-election of John Buchanan as a Director of each of BHP Billiton Plc and BHP Billiton Limited	63.67

6	Re-election of Carlos Cordeiro as a Director of each of BHP Billiton Plc and BHP Billiton Limited	63.67

7	Re-election of David Crawford as a Director of each of BHP Billiton Plc and BHP Billiton Limited	63.67

8	Re-election of Carolyn Hewson as a Director of each of BHP Billiton Plc and BHP Billiton Limited	63.67

9	Re-election of Marius Kloppers as a Director of each of BHP Billiton Plc and BHP Billiton Limited	63.67

10	Re-election of Wayne Murdy as a Director of each of BHP Billiton Plc and BHP Billiton Limited	63.13

11	Re-election of Keith Rumble as a Director of each of BHP Billiton Plc and BHP Billiton Limited	63.49

12	Re-election of John Schubert as a Director of each of BHP Billiton Plc and BHP Billiton Limited	63.67

13	Re-election of Jacques Nasser as a Director of each of BHP Billiton Plc and BHP Billiton Limited	63.67

14	Re-appointment of KPMG Audit Plc as auditor of BHP Billiton Plc	63.51

15	Renewal of the general authority to issue shares in BHP Billiton Plc	63.67

16	Renewal of the right to issue shares in BHP Billiton Plc for cash	63.64

17	Approval of the repurchase of shares in BHP Billiton Plc	63.67

18	Approval of the 2011 Remuneration Report	63.31

19	Approval of termination benefits for Group Management Committee Members	63.63

20	Approval of the grant of awards to Marius Kloppers under the Group Incentive Scheme and Long Term Incentive Scheme	63.64

*	This calculation does not include the votes cast at the BHP Billiton Limited Annual General Meeting which are added to the votes cast at the BHP Billiton Plc Annual General Meeting to give the final result in relation to each resolution. Final poll results for BHP Billiton Plc and BHP Billiton Limited can be found on pages 2 and 3 of this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: November 17, 2011	By:	Jane McAloon

/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary